Filed Pursuant to Rule 424(b)(3)
Registration No. 333-222231

NUVEEN GLOBAL CITIES REIT, INC.

SUPPLEMENT NO. 4 DATED SEPTEMBER 16, 2019

TO THE PROSPECTUS DATED APRIL 12, 2019

This prospectus supplement (the “Supplement”) is part of and should be read in conjunction with the prospectus of Nuveen Global Cities REIT, Inc. dated April 12, 2019 (the “Prospectus”), Supplement No. 1 dated July 10, 2019, Supplement No. 2 dated July 16, 2019 and Supplement No. 3 dated August 16, 2019. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of October 1, 2019;
•	to disclose the calculation of our August 31, 2019 net asset value (“NAV”) per share for each class of our common stock;
•	to provide an update on our initial public offering; and
•	to update the “Experts” section of the Prospectus.

October 1, 2019 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of October 1, 2019 (and repurchases as of September 30, 2019) is as follows:

Transaction Price (per share)
Class T	$10.60
Class S	10.60
Class D	10.69
Class I	10.68

The transaction price for our Class T, Class D and Class I shares is equal to such class’s NAV per share as of August 31, 2019. A detailed presentation of the NAV per share is set forth below.

As of August 31, 2019, we had not sold any Class S shares. The transaction price for our Class S shares is based on our Class T NAV per share as of August 31, 2019. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

August 31, 2019 NAV Per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.nuveenglobalreit.com. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for information on how our NAV is determined. The Advisor is ultimately responsible for determining our NAV. As of August 31, 2019, our properties have been appraised in accordance with our valuation guidelines and such appraisals were reviewed by our independent valuation advisor.

VGN-NREIT-0919P

The following tables provide a breakdown of the major components of our NAV as of August 31, 2019 ($ and shares in thousands):

Components of NAV	August 31, 2019
Investment in real property	$379,284
Investment in real estate-related assets	35,373
Investment in international affiliated funds	37,410
Investment in commercial mortgage loan	12,136
Cash and cash equivalents	7,147
Restricted cash	10,279
Other assets	2,830
Debt obligations	(128,277)
Subscriptions received in advance	(10,279)
Other liabilities	(10,087)
Stockholder servicing fees payable the following month (1)	(2)

Net asset value	$335,814

Number of outstanding shares	31,084

(1)

Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of August 31, 2019, we have accrued under GAAP approximately $270,000 of stockholder servicing fees payable to the Dealer Manager related to the Class D and Class T shares sold.

The following table provides a breakdown of our total NAV and NAV per share by share class as of August 31, 2019 ($ and shares in thousands, except per share data):

NAV Per Share	Class N Shares	Class I Shares	Class D Shares	Class T Shares	Total
Net asset value	$321,377	$10,343	$1,422	$2,672	$335,814
Number of outstanding shares	29,731	968	133	252	31,084

NAV per share as of August 31, 2019	$10.80	$10.68	$10.69	$10.60

As of August 31, 2019, we had not sold any Class S shares. We will disclose the NAV per Class S share in future periods once Class S shares are outstanding.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the August 31, 2019 valuations, based on property types. Once we own more than one retail property, we will include the key assumptions for such property type.

Property Type	Discount Rate	Exit Capitalization Rate
Industrial	6.91%	6.11%
Multifamily	7.00	5.40
Office	7.16	6.41

These assumptions are determined by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Industrial Investment Values	Multifamily Investment Values	Office Investment Values
Discount Rate	0.25% decrease	+2.0%	+2.0%	+1.8%
(weighted average)	0.25% increase	(1.9%)	(1.8%)	(1.9%)
Exit Capitalization Rate	0.25% decrease	+2.6%	+3.0%	+2.3%
(weighted average)	0.25% increase	(2.4%)	(2.7%)	(2.3%)

Status of our Initial Public Offering

As of the date hereof, we had issued and sold 2,335,806 shares of our common stock (consisting of 429,471 Class T shares, 426,344 Class D shares and 1,479,991 Class I shares) in our offering, resulting in gross offering proceeds of $24,704,096. We intend to continue selling shares in the offering on a monthly basis.

Experts

The following disclosure is added to the “Experts” section of our Prospectus.

The amount of the estimated market values of our real properties as of August 31, 2019 presented on page 2 of this Supplement under the section “August 31, 2019 NAV Per Share” has been reviewed by RERC, LLC, an independent valuation firm, and is included in this Supplement given the authority of such firm as experts in property valuations and appraisals. RERC, LLC will not calculate or be responsible for our NAV per share for any class of our shares.

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